THE EXCHEQUER VARIABLE ANNUITY

A FLEXIBLE PREMIUM DEFERRED COMBINATION FIXED
AND VARIABLE ANNUITY CONTRACT
issued by
Security Life of Denver Insurance Company
and its
Security Life Separate Account A1

Supplement Dated October 10, 2012

This supplement updates and amends certain information contained in your prospectus dated May 1, 1998, and subsequent supplements thereto. Please read it carefully and keep it with your prospectus for future reference.

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IMPORTANT INFORMATION REGARDING THE ING RUSSELL^{TM} LARGE CAP GROWTH INDEX PORTFOLIO

The following information only affects you if you currently invest in or plan to invest in the Investment Division that corresponds to the ING Russell^{TM} Large Cap Growth Index Portfolio

Effective October 3, 2012, the Portfolio's classification changed from non-diversified to diversified.

MORE INFORMATION IS AVAILABLE

More information about the Portfolios available through your Contract, including information about the risks associated with investing in them, can be found in the current prospectus and Statement of Additional Information for each Portfolio. You may obtain these documents by contacting us at our:

> ING Customer Service Center
> P.O. Box 5065
> Minot, ND 58702-5065
> 1-877-253-5050

If you received a summary prospectus for any of the Portfolios available through your Contract, you may obtain a full prospectus and other Portfolio information free of charge by either accessing the internet address, calling the telephone number or sending an email request to the contact information shown on the front of the Portfolio's summary prospectus.